EXHIBIT 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated April 29, 2005, relating to the financial statements of Pathmark Stores, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for cash consideration received from vendors effective as of February 3, 2002), and to management's report on the effectiveness of internal controls over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses) appearing in this Annual Report on Form 10-K of Pathmark Stores, Inc. for the year ended January 29, 2005.

/s/ Deloitte & Touche LLP

New York, New York
February 1, 2006